Exhibit 17.1

Resignation Letter

(Sent via e-mail to the board of directors and executive officers of Statera Biopharma, Inc.)

March 28, 2022

Mike,

I am submitting my resignation for two reasons. I do not have the time that I need to devote to help turn this around. My company has been growing rapidly and is now a market leader --this requires almost all of my time. Additionally, we voted on key resolutions without being provided full information on several occasions. This is combined with my disappointment at the multitude of poor decisions you have made since you took over and it is clear to me that the Board's directives have not been followed. I simply do not feel that you are able to effectively manage the company. It is a sad day as I truly care about this company and have worked so hard to try to be helpful in so many ways. I care about the shareholders deeply and hope that management can create value in the future.

I am available as a sounding board for management and the other directors.

Best regards,

Randy Saluck, Esq.